Response Biomedical Reports 2006 Financial Results

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, April 30, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today reported financial results for the year ended December 31, 2006. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles. Select operational and financial results are outlined below and should be read in conjunction with the Company’s audited consolidated financial statements and related MD&A, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (US) www.sec.gov/edgar/searchedgar/webusers.htm. Information at these sites is typically available within 24 hours of the distribution of the news release.

In announcing the results, President and CEO Bill Radvak said, “For Response Biomedical and our stakeholders, 2006 will be viewed as a year of gaining tremendous credibility and validation, starting with the complete reorganization of the independent members of the Board of Directors and ending with a significant commercial partnership with 3M Company, one of the world’s leading technology companies. In the 1990’s we started the business with only an elegant idea for a novel near-patient technology and closed 2006 having validated our vision of having a near-patient diagnostics platform with what we believe is the best combination of speed, cost, ease-of-use, sensitivity and accuracy. For the year ended December 31, 2006, we showed an increase in revenues from clinical product sales, primarily from cardiovascular products, of 219% to $2.4 million compared to $738,456 in 2005. This increase is largely due to sales to new distributors including sales to Shionogi & Co. Ltd. of Japan, in addition to recurring test sales to a growing customer base. In 2007, we expect to see continued growth from clinical test revenues, as we look forward to adding three additional clinical tests to the current menu with marketing clearances expected for the NT-proBNP Test, as well as tests for Staphylococcus aureus (Staph A) and Influenza (Flu) A/B, through 3M.”

Total revenues for the year ended December 31, 2006 were $4.42 million compared to $3.49 million in 2005, an increase of 27%. Revenue from all product sales for the year ended December 31, 2006 were $3.8 million compared to $3.1 million in 2005, an increase of 23%. The growth from clinical sales was somewhat offset by a 9% reduction in sales of the Company’s West Nile Virus products for the year ended December 31, 2006 to $646,032 compared to $707,477 in 2005. This decrease is mainly due to a reduction in average product price as well as a decrease in the average Canadian to US dollar exchange rate. In addition, biodefense product sales for the year ended December 31, 2006 decreased 52% to $784,118 compared to $1.6 million in 2005.

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Revenues from contract fees and collaborative research arrangements for the year ended December 31, 2006 were $633,721 compared to $401,042 in 2005, an increase of 58%. This increase is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations, as well as an increase in milestone-based funding related to the development of the Company’s BNP Test for the Japanese market and the Staph A Test, both of which were largely completed in 2006.

Overall gross profit margin for the year ended December 31, 2006 was 48% compared to 53% for 2005 primarily due to reduced sales, both in absolute and relative terms, of biodefense products, which generate higher per unit profits than other products, as well as increased payroll and higher rent and facility costs, following the Company’s move to a larger facility in October 2005. This was partially offset by an increase in higher margin contract service and collaboration fees.

For the year ended December 31, 2006, the Company reported a loss of $9.3 million or $0.10 per share compared to a loss of $8.4 million or $0.12 per share in 2005. The increase in loss for the year ended December 31, 2006 compared to 2005 is primarily due to increased research and development expenditures for new research and development projects, including the Company’s next generation RAMP® Reader, license fees for rights to develop a RAMP NT-proBNP Test for the diagnosis of congestive heart failure, higher payroll expenses and an increase in facility costs.

As at December 31, 2006, the Company had a working capital balance of approximately $9.3 million and no outstanding loans.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories.

RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company announced a strategic alliance with 3M Company to commercialize rapid infectious disease tests. Clinical trials for Staph A and Flu A/B Tests are now complete and analysis of the data is underway, with commercialization expected in 2007.

In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers and distributors; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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